SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission File Number 1-3526




                           A. Full title of the plan:

                              THE SOUTHERN COMPANY
                              EMPLOYEE SAVINGS PLAN



          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              THE SOUTHERN COMPANY
                            270 Peachtree Street, NW
                             Atlanta, Georgia 30303

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                     Page

Exhibits                                                                               3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                4

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002:

   Statements of Net Assets Available for Benefits                                     5

   Statements of Changes in Net Assets Available for Benefits                          6

   Notes to Financial Statements                                                    7-12

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003--
   Form 5500, Schedule H, Line 4i--Schedule of Assets (Held at End of Year)           14



NOTE:The accompanying financial statements have been prepared for the purpose of filing with Department of Labor Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the supplemental schedule listed above, are omitted because of the absence of conditions under which they are required.

EXHIBITS



23.1      - Consent of Deloitte & Touche LLP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Employee Savings Plan Committee of and
Participants in The Southern Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Southern Company Employee Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/Deloitte & Touche LLP

June 21, 2004

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


                                               2003                   2002

ASSETS:
  Investments, at fair value             $ 2,956,483,923        $ 2,590,423,502
                                         ----------------       ---------------
  Receivables:
    Due from broker for securities sold        3,282,032              1,693,650
    Accrued interest                             798,713                775,871
                                         ----------------       ---------------

           Total receivables                   4,080,745              2,469,521

  Cash                                         1,097,219              1,484,980
                                         ----------------       ---------------

NET ASSETS AVAILABLE FOR BENEFITS        $ 2,961,661,887        $ 2,594,378,003
                                         ================       ===============


The accompanying notes are an integral part of these financial statements.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


                                                      2003             2002

ADDITIONS:
  Investment income:
    Interest and dividends                       $   99,597,432  $  101,532,729
    Net appreciation in fair value of investments   240,334,594             -
                                                 --------------  --------------
           Total investment income                  339,932,026     101,532,729
                                                 --------------  --------------

  Contributions:
    Participants'                                   112,376,793     102,282,706
    Participants' rollovers                           1,472,081       1,781,781
    Employer's                                       54,680,122      52,609,684
                                                 --------------  --------------

           Total contributions                      168,528,996     156,674,171
                                                 --------------  --------------

  Transfer from The Southern Company Performance
    Sharing Plan                                            -        19,118,865
                                                 --------------  --------------

           Total additions                          508,461,022     277,325,765
                                                 --------------  --------------

DEDUCTIONS:
  Investment loss--net depreciation in fair
    value of investments                                    -      (286,606,693)
  Benefits paid to participants                    (140,523,971)   (156,147,370)
  Administrative expenses                              (653,167)       (120,566)
                                                 --------------  --------------

           Total deductions                        (141,177,138)   (442,874,629)
                                                 --------------  --------------

NET INCREASE (DECREASE)                             367,283,884    (165,548,864)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                               2,594,378,003   2,759,926,867
                                                 --------------  --------------

  End of year                                    $2,961,661,887  $2,594,378,003
                                                 ==============  ==============


The accompanying notes are an integral part of these financial statements.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------



1.    DESCRIPTION OF THE PLAN

      The following description of The Southern Company Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

      General--The Plan is a defined contribution plan administered by The Southern Company Employee Savings Plan Committee (the "Committee"), as designated in the Plan. The Plan covers substantially all employees, certain former employees, and retirees of the following subsidiaries of The Southern Company (the "Company"): Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company, Southern Communications Services, Inc., Southern Company Energy Solutions LLC, Southern Company Services, Inc., and Southern Nuclear Operating Company, Inc. (collectively referred to as the "Employing Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      The Southern Company Performance Sharing Plan Merger--In May 2002, the Company's Board of Directors approved a resolution to merge The Southern Company Performance Sharing Plan into the Plan. Assets of The Southern Company Performance Sharing Plan of $19,118,865 were transferred during June 2002.

      Plan Administration--The trustee and recordkeeper of the Plan are Merrill Lynch Trust Company, FSB (the "Trustee") and Merrill Lynch, Pierce, Fenner & Smith, Inc., respectively.

      Participation--Employees meeting certain criteria, as defined, may elect to participate in the Plan immediately after the employee's first day of employment.

      Contributions--Prior to June 21, 2002, participants could elect to contribute, on a before-tax or after-tax basis, up to 16% of their eligible compensation, as defined by the Plan. Effective June 21, 2002, the Plan was amended to provide that a participant could elect to contribute up to total before-tax and after-tax contributions of 25% of eligible compensation (12% before-tax and 3% after-tax for highly compensated employees), as defined by the Plan. Effective April 1, 2003, the Plan was amended to provide that highly compensated employees may contribute up to total before-tax and after-tax contributions of 25% of eligible compensation, with after-tax contributions not to exceed 6%. Participants may change the percentage of their contributions at any time.

      The Employing Companies' contributions ("Employer Matching Contributions") are discretionary and determined by the Board of Directors of Southern Company Services, Inc. on an annual basis. For the year ended December 31, 2003, the Employing Companies contributed, on behalf of the participants, an amount equal to 75% of each participant's contribution, up to 6% of eligible compensation. Such Board of Directors reserves the right to discontinue or change the Employer Matching Contributions at any time; however, they have not expressed any intent to do so at the present time.

      Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute by rolling over to the Plan amounts representing distributions from other qualified defined benefit, defined contribution plans or eligible individual retirement accounts.

      Participant Accounts--Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contributions, the Employer Matching Contributions, and an allocation of plan earnings, and charged with any withdrawals and allocations of plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Investment Options--Participants' contributions may be invested in 1% increments into any of the investment options offered by the Plan. The Plan offers a participant-directed brokerage account that allows participants to purchase publicly traded securities. Participants may change their investment options at any time, with the following exceptions:

      Employer Matching Contributions are made by the Employing Companies in shares of the Company's stock. Prior to July 12, 2002, participants could elect at any time on or after the fifth anniversary of their enrollment in the Plan to redirect up to 50% of their investment in Employer Matching Contributions to any other investment option. Effective July 12, 2002, the Committee eliminated this restriction regarding fund transfers of Employer Matching Contributions.

      Participants may have Mirant Corporation common stock in their Plan accounts as a result of the Company's spin-off of Mirant Corporation in April 2001. In that spin-off, plan participants with the Company's common stock in their accounts received a dividend in the form of Mirant Corporation common stock. The investment is held in the Mirant Corporation Stock Fund.

      Participants who received Mirant Corporation common stock in the spin-off were given five years (until July 1, 2006) to liquidate the Mirant Corporation Stock Fund and reinvest the proceeds in one of the investment options permitted under the Plan. The Plan has never permitted additional investments into the Mirant Corporation Stock Fund beyond the shares that participants received as a dividend in the spin-off. The spin-off did not impact the number of the Company's shares held in the participants' accounts.

      Vesting--Participants are immediately vested in their accounts.

      Participant Loans--Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with prevailing rates as determined by the plan administrator.

      Payment of Benefits--Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period of up to twenty years. On termination of service due to death, disability, or for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

      Each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of the Company's common stock credited to the participant's account as of the record date of the dividend. The dividends payable on the shares of the Company's common stock credited to the account of a participant who does not elect to receive a cash distribution are reinvested in the participant's account in shares of the Company's common stock. Payments of the cash distributions for dividends payable are made as soon as administratively practicable after the payable date of the dividend, but no later than 90 days after the end of the plan year which includes such payable date. A participant's election to receive cash distributions of dividends payable on the Company's common stock is revoked automatically upon his/her death.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Risks and Uncertainties--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, including common stock of the Company and Mirant Corporation, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      Investment Valuation and Income Recognition--The Plan's investments are stated at fair value except for its benefit-responsive investment contract, the Merrill Lynch Retirement Preservation Trust, which is valued at contract value which approximates fair value. Quoted market prices are used to value investments. Shares of common collective trust funds are valued at the net asset value of shares held by the Plan at year-end.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Administrative Expenses--Southern Company Services and its affiliated companies normally pay the Trustee's fees and other administrative costs. Brokerage commissions, transfer taxes, and any other expenses resulting from purchases and sales of securities within investment funds will be charged to the various investment funds. Commissions on individual securities traded through the self direct option will be charged to the participant making the trade.

      In addition, for Company matching contributions, investment management fees for all funds, except Company stock and Mirant Corporation stock, are deducted from fund earnings. For participant contributions, investment management fees for the Merrill Lynch Retirement Preservation Trust, Merrill Lynch Equity Index Trust Tier III, and Merrill Lynch Aggregate Bond Index Trust are paid by the Company, and investment management fees for all other funds are deducted from fund earnings.

3.    INVESTMENTS

      The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002 are as follows:


                                           2003                                      2002
                             ------------------------------------   ------------------------------------
                             ------------------------------------   ------------------------------------
                              Number of            Fair                Number of               Fair
                                Shares             Value                 Shares                Value

Southern Company
  common stock               55,874,014       $ 1,690,188,934          55,283,174        $ 1,569,489,293
Merrill Lynch Small Cap
  Index Plus Trust           11,680,352           159,203,198              *                      *
Merrill Lynch Equity
  Index Trust Tier III        5,158,456           428,925,657           5,150,783            332,843,574
Merrill Lynch Retirement
  Preservation Trust        399,549,702           399,549,702         346,635,638            346,635,638



* Investment does not exceed 5% of net assets available for benefits as of December 31, 2002

      During the years ended December 31, 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:


                                         2003                 2002

Common stock                        $ 77,607,589         $(157,990,192)
Preferred stock                          (13,283)                  -
Common collective trust funds        162,740,288          (128,616,581)
                                    ------------         -------------

Total                               $240,334,594         $(286,606,773)
                                    ============         =============


4.    RELATED-PARTY TRANSACTIONS

      Certain plan investments are units of common collective trusts managed by Merrill Lynch Investment Managers. Merrill Lynch Trust Company, FSB is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

      At December 31, 2003 and 2002, the Plan held 55,874,014 and 55,283,174 shares, respectively, of common stock of the Company, the sponsoring employer, at a fair value of $1,690,188,934 and $1,569,489,293, respectively, with a cost basis of $953,999,535 and $856,386,083, respectively. During the years ended December 31, 2003 and 2002, the Plan recorded related dividend income of $77,119,774 and $74,961,697, respectively.


5.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants are already 100% vested in their accounts.


6.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2003 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.


7.    RECONCILIATION TO FORM 5500

      The net assets available for benefits of the Plan at December 31, 2003 and 2002 include $992,872 and $1,041,109, respectively, for participants who had requested distributions from their accounts but had not yet been paid at year-end. These amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries in the Form 5500 for the Plan for the years ended December 31, 2003 and 2002.

      The following are reconciliations of net assets available for benefits, benefits payable to participants, and benefits paid to participants per the financial statements to the Form 5500 as of and for the years ended December 31, 2003 and 2002:


                                                     2003             2002

Net assets available for benefits per the
  financial statements                          $2,961,661,887   $2,594,378,003
Benefits payable to participants                      (992,872)      (1,041,109)
                                                --------------   --------------

Net assets available for benefits per Form 5500 $2,960,669,015   $2,593,336,894
                                                ==============   ==============

Benefits payable to participants per the
  financial statements                          $          -     $          -
Benefits payable to participants                       992,872        1,041,109
                                                --------------   --------------

Benefits payable to participants per Form 5500  $      992,872   $    1,041,109
                                                ==============   ==============

Benefits paid to participants per the
  financial statements                          $  140,524,092   $  156,147,370
Benefits payable to participants:
  Beginning of year                                 (1,041,109)        (583,756)
  End of year                                          992,872        1,041,109
                                                --------------   --------------

Benefits paid to participants per Form 5500     $  140,475,855   $  156,604,723
                                                ==============   ==============

8.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to Southern Company common stock (nonparticipant-directed) as of December 31, 2002 and 2001 and for the year ended December 31, 2002 are as follows:

Changes in net assets:
  Contributions                                                 $ 26,253,679
  Dividends                                                       18,327,781
  Net appreciation in fair value of Southern Company common
    stock (nonparticipant-directed)                               25,957,713
  Benefits paid to participants                                  (34,268,913)
  Transfers to (from) participant-directed investments, net     (739,215,046)
                                                                ------------

           Net change                                           (702,944,786)

  Southern Company common stock (nonparticipant-directed):
    Beginning of year                                            702,944,786
                                                                ------------

    End of year                                                 $        -
                                                                ============

      As discussed in Note 1, effective July 12, 2002, all restrictions on investment options for participants were eliminated.


                                     ******

                              SUPPLEMENTAL SCHEDULE

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2003
-------------------------------------------------------------------------------
                                   2956483923

                                                              Description of Investment,
                                                               Including Maturity Date,
                Identity of Issue, Borrower,                 Rate of Interest, Collateral,                          Current
                  Lessor, or Similar Party                      Par or Maturity Value           Cost                 Value

* The Southern Company                                         Common stock                      **            $1,690,188,934
  Mirant Corporation                                           Common stock                      **                 6,941,900
* Merrill Lynch Equity Index Trust Tier III                    Common collective trust           **               428,925,657
* Merrill Lynch Equity Index Trust Tier  III - Goal Manager    Common collective trust           **                38,654,264
* Merrill Lynch Retirement Preservation Trust                  Common collective trust           **               399,549,702
* Merrill Lynch Retirement Preservation Trust - Goal Manager   Common collective trust           **                 7,097,770
* Merrill Lynch Small Cap Index Plus Trust                     Common collective trust           **               159,203,198
* Merrill Lynch Small Cap Index Plus Trust - Goal Manager      Common collective trust           **                 7,754,724
* Merrill Lynch Intl. Index Plus Trust                         Common collective trust           **                27,277,310
* Merrill Lynch Intl. Index Plus Trust - Goal Manager          Common collective trust           **                16,435,757
* Merrill Lynch Aggregate Bond Index Trust                     Common collective trust           **                32,018,657
* Merrill Lynch Aggregate Bond Index Trust - Goal Manager      Common collective trust           **                30,911,990
* Participants                                                 Loans to participants,
                                                                 with interest rates ranging
                                                                 from 4.0% to 11.5%              **                77,391,329
  Various                                                      Self-directed accounts            **                34,132,731
                                                                                                                   ----------
          Total investments                                                                                    $2,956,483,923
                                                                                                               ==============


   * Party-in-interest.
  ** Cost information is not required for participant-directed investments and, therefore, is not included.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                              THE SOUTHERN COMPANY
                              EMPLOYEE SAVINGS PLAN





                             /s/Ellen N. Lindemann
                         Ellen N. Lindemann, Chairperson
                          The Southern Company Employee
                             Savings Plan Committee

June 28, 2004